Exhibit 99.1

Dear Shareholders,

Fiscal 2011 was a transformative year for YM BioSciences. Twelve months ago we were just starting to see encouraging results from some of the first myelofibrosis patients treated with CYT387 in our Phase I/II trial. Since then, CYT387 has continued to produce compelling positive data, with interim results reported at both the ASH 2010 and ASCO 2011 conferences from the first 60 patients enrolled in the trial. Reflecting the growing potential for CYT387, we elevated it to become YM’s lead product and recently raised in aggregate an additional $60 million in capital during the year.

We have now completed enrolment of our Phase I/II trial, which had been expanded to include 166 patients across six centers. This trial will report updated data in December 2011 and guide the design of our Phase III program, anticipated to begin in mid-2012. In addition, we announced that given the favorable safety profile of CYT387 observed to date, we will initiate a complementary 60 patient Phase II BID clinical trial in calendar Q3, 2011 to augment data from the Phase I/II trial. Our team is also in the process of determining which additional clinical indications that it will evaluate CYT387’s effectiveness in and exploring opportunities to further develop and/or commercialize CYT387 with potential partners.

During Fiscal 2011, CIMYM advised it would focus its involvement with nimotuzumab to supporting the development and commercialization activities of its licensees. Daiichi Sankyo Co., Ltd. has advised that it had recently evaluated nimotuzumab in a gastric cancer Phase II trial, and also completed recruitment for a Phase II trial in first-line NSCLC with data expected to be reported at a scientific conference in the calendar third quarter of 2011. Oncoscience AG (OSAG) has advised that final efficacy data from its adult glioma trial may be released in the second half of calendar 2011, once a biomarker correlation study has been completed. OSAG also advised that it continues to recruit patients into a Phase IIb/III trial in pancreatic cancer. These programs are more advanced than CIMYM’s two Phase II trials of nimotuzumab in patients with brain metastasis from non-small cell lung cancer (NSCLC) and for the palliative treatment of NSCLC which were closed due to slow rates of patient accrual. The results from these two trials will contribute to the overall body of clinical data for nimotuzumab, as will results from the Phase II, second-line, single-arm study in children with progressive DIPG, which have been submitted for publication.

During the fiscal year, we closed enrollment for the Phase I/II trial of CYT997 given intravenously in combination with platinum chemotherapy in glioma patients. The preliminary data from this intravenous trial are expected in calendar H1 2012 and will inform the further advancement of the oral version of this drug, which will involve further preclinical testing and manufacturing development. In an effort to expand our pipeline, we also have active pre-clinical programs ongoing with several drug candidates and are evaluating opportunities to acquire new products.

While we all live in times of economic uncertainty, YM is well funded to advance its portfolio, with net cash reserves of approximately $75 million as at June 30, 2011. We have planned for an active year that focuses on generating robust and meaningful data for our product portfolio, and we look forward to updating you on our progress as we move forward. Thank you for your support.

Sincerely,

Dr. Nick Glover
President and CEO
YM BioSciences Inc.
Date: September 23, 2011